Pamela Poland Chen, Esq. To Call Writer Directly: +1 212 341 7825 pamela.chen@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 8, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Anu Dubey

Re:	Privacore VPC Asset Backed Credit Fund Registration Statement on Form N-2 (File Nos. 333-286938; 811-24082)

Dear Ladies and Gentlemen:

On behalf of Privacore VPC Asset Backed Credit Fund, a Delaware statutory trust (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Registration Statement on Form N-2, filed on May 2, 2025 (File Nos. 333-286938; 811-24082) (the “Registration Statement”), via email correspondence on May 28, 2025 from Anu Dubey of the Staff to Pamela Poland Chen of Kirkland & Ellis LLP, outside counsel to the Fund. The Fund is filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement concurrently hereto to respond to the Staff’s comments and make certain other changes.

For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus (the “Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of the Registration Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

PROSPECTUS

Cover Page

1.                      The fourth sentence of the second paragraph on the cover page states that Asset Backed Credit Instruments “include”, among other things, “direct and indirect credit and credit-related investments”. Please replace “include” with a different term to provide a definition of Asset Backed Credit Instruments rather than only examples of such instruments. Please also disclose what “indirect [emphasis added] credit and credit-related investments” are.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

2.                       The fifth sentence of the second paragraph on the cover page refers to “other credit-related investments”. Inasmuch as the Fund’s name suggests investments in asset-backed credit, rather than only credit, please replace this term with “other asset backed credit-related investments”. Please also identify any other such asset backed credit-related investments that are to be included in the Fund’s 80% investment policy and disclose any corresponding risks in the General Risks section.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

3.                       The sixth sentence of the second paragraph on the cover page refers to “hard assets”. Please disclose what hard assets are.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

4.                       The seventh sentence of the second paragraph on the cover page identifies investments in which the Fund may invest. Please revise this sentence to clarify that certain of these investments are “Asset Backed Credit Instruments” (e.g., “residential and commercial real estate” is not an asset-backed credit instrument).

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

5.                       The first sentence of the seventh paragraph on the cover page states that the Fund has adopted a fundamental policy to make repurchase offers of not less than 5% or more than 25% of the Fund’s outstanding Shares. Please disclose the specific amount of the Fund’s Shares that the Fund expects to repurchase. Also, please disclose in this paragraph the intervals between deadlines for repurchase requests, pricing and repayment. See Guide 10 to Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

6.                       Please revise the last bolded bullet point on the cover page to clarify what risk results from the sale of assets by the Sub-Adviser (e.g., sale of Fund assets at a loss).

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Fund Summary – Investment Objectives and Strategies

7.                       Please insert the word “Principal” before the word “Strategies” in the heading of this section. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis “should provide a clear and concise description of the key features [emphasis added]” of the Registrant).

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

8.                       The second sentence of the second paragraph of this section refers to “related derivatives”. Please identify here the types of derivatives in which the Fund will principally invest.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

9.                       On page 2, the second paragraph describes Asset Backed Credit Instruments in which the Fund will invest. Please disclose any credit quality policy and maturity policy that applies to these investments.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

10.                      On page 2, the second to last bullet point refers to “particular verticals”. Please disclose this phrase in plain English. See Rule 421(b)(4) under the Securities Act of 1933 (“Securities Act”).

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Summary of Fund Expenses

11.                       The second to last sentence of footnote eight states that the Expense Limitation Agreement has an initial term of one year. Please disclose the expiration date of the Expense Limitation Agreement.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Use of Proceeds

12.                       The first sentence of this section states that the proceeds from the sale of Shares of the Fund will be invested by the Fund “as soon as practicable after receipt of such proceeds”. Please disclose with greater specificity how long it is expected to take to fully invest the net proceeds (rather than stating that such proceeds will be invested “as soon as practicable after receipt”), the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2. of Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Investment Objective and Strategies

13.                      Please insert the word “Principal” before “Strategies” in the heading of this section. Please also move disclosure of any non-principal strategies to a separate section with a separate heading indicating that such strategies are non-principal. See Items 8.2. and 8.4. of Form N-2 and Instruction 1 to Item 8.4.

Response:

The Fund has revised the heading in the Prospectus in response to this request. Additionally, the Fund has created a new section entitled “Non-Principal Strategies and Risks” and accordingly moved disclosure of the Fund’s non-principal strategies under that section.

14.                      On page 11, the last bullet point refers to “[s]tretch” senior secured term loans. Please disclose what stretch means in this context. See Rule 421(b)(4) under the Securities Act.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

15.                      On page 12, the first bullet point refers to “equity-like structures”. Please explain to us why an equity-like structure investment is appropriate to include in the Fund’s 80% investment policy in Asset Backed Credit Instruments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”).

Response:

The Fund respectfully acknowledges the Staff’s comment. In the context of asset-backed financing, the Fund’s references to “equity-like structures” do not refer to equity securities. Rather, they refer to credit investments that, while not directly representing ownership in the assets, provide returns that resemble equity returns. Therefore, they are included as part of the Fund’s 80% investment policy.

16.                      On page 12, the first sentence of the first full paragraph refers to “private securitizations”. Please clarify what private securitizations are (e.g., privately-offered securitizations).

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

General Risks

17.                      Inasmuch as the Fund Summary only cross references this section in disclosing the Fund’s risks, please disclose that the risks included in this section are principal risks and move any non-principal risks to a separate section with a separate heading indicating that such risks are non-principal risks. See Item 8.3.a. of Form N-2.

Response:

The Fund respectfully directs the Staff’s attention to its response to Question 13 above.

18.                      On page 26, under “Transactions with Affiliates”, disclosure indicates that the Fund has applied for co-investment exemptive relief. Please disclose that there is no assurance that such relief will be granted.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

19.                      On page 41, under “PIK Interest”, please disclose the risks of including PIK interest in Pre-Incentive Fee Net Investment Income (as disclosed on page 4) on which the Fund pays the Adviser an incentive fee.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

20.                      On page 49, the first sentence under “Concentration of Investments” states that except to the extent required by applicable law and the Fund’s fundamental policies, there are no limitations imposed by the Advisers as to the amount of Fund assets that may be invested in any single industry or group of industries, subject to the Fund’s policy not to concentrate in a particular industry or group of industries. Please revise this sentence to (i) remove disclosure that there are not limitations as to the amount of Fund assets that may be invested in any single industry or group of industries and (ii) disclose that the Fund may not invest more than 25% of its assets in any industry or group of industries.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Management of the Fund – Investment Management Agreements

21.                      The last sentence of the second paragraph of this section states that the Investment Management Agreement provides for indemnification against liability or expense so long as the liability or expense is not incurred by reason of an Adviser Party’s “willful misfeasance, gross negligence or reckless disregard of its obligations to the Fund.” Please add “bad faith” to this quoted language. See Section 17(i) of the 1940 Act.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request and the indemnification sections of the Investment Management Agreement and Sub-Advisory Agreement are consistent with this disclosure.

Incentive Fee

22.                      Please disclose a graphical representation of the Incentive Fee and an example showing how it is calculated.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Distribution and Service Plan

23.                      In the first sentence of this section, if accurate, please replace “applied for” with “obtained”.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Voting

24.                      The first sentence of this section states that each Shareholder will have the right to cast a number of votes based on the value of such Shareholder’s Shares. Please revise this sentence to reflect Section 6.1 of the Fund’s Declaration of Trust, which states that a Shareholder is entitled to one vote for each Share held.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Purchasing Shares – Purchase Terms

25.                      The first sentence of the second paragraph of this section states that the Fund may offer Class I Shares to certain feeder vehicles, which in turn offer interests in those vehicles to investors, and that the Fund expects to conduct such offerings pursuant to exceptions from registration under the Securities Act and not as a part of this offering. Please provide a legal analysis as to us why such offerings to certain feeder vehicles, which in turn offer interests in those vehicles to investors, should not be integrated with this public offering of the Fund’s Shares. See Rule 152 under the Securities Act.

Response:

Under Rule 152(a) of the Securities Act, offers and sales will not be integrated if, based on the particular facts and circumstances, the issuer can establish that each offering either complies with the registration requirements of the Securities Act or that an exemption from registration is available for the particular offering. The Fund confirms to the Staff that any offering of shares of feeder vehicles would meet all of the requirements for an exempt offering under Rule 506 of Regulation D (any such offering, a “Concurrent Private Placement”). The Fund further confirms to the Staff that any such Concurrent Private Placement would be structured to comply with the applicable requirements of Rule 152 under the Securities Act, and thus would not be integrated with the public offering of the Fund’s shares.

Purchasing Shares — Sales Charge – Class S Shares and Class D Shares

26.                      On page 82, the second sentence of the second paragraph states that financial intermediaries may reduce or waive the sales charge under certain circumstances. Please disclose such reductions and waivers provided by each such intermediary or, alternatively, disclose that there are currently no financial intermediaries that offer sales charge waivers or reductions. See Item 12(a) of Form N-1A and IM Guidance Update 2016-06, at text preceding footnote 5. See also application for exemptive relief filed by Privacore PCAAM Alternative Income Fund on August 30, 2024, at text preceding and following footnote 19.

Response:

The Fund supplementally confirms to the Staff that the Distributor has not currently engaged any financial intermediaries that offer sales charge waivers or reductions.

Additional Information – Subsidiaries

27.                      The first sentence of this section states that the Fund may make investments through Subsidiaries. Please respond to the following comments regarding the Subsidiaries.

a.        Confirm that any investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement as it is a material contract.

Response:

It is not anticipated that any Subsidiary to the Fund will have an investment adviser, but the Fund supplementally confirms that any investment adviser to a Subsidiary will comply with provisions of the 1940 Act relating to investment advisory contracts, including filing any investment advisory contract as an exhibit to the Registration Statement.

b.        Confirm that the financial statements of any wholly-owned or substantially owned Subsidiary will be consolidated with those of the Fund. If not, explain why not.

Response:

It is anticipated that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.

c.        Tell us if any of the Fund’s wholly-owned or substantially owned Subsidiary will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any Subsidiary whose financial statements are consolidated with those of the Fund will be included in the “Management Fee” line item of the fee table and any such special purpose vehicle’s other expenses will be included in the “Other Expenses” line item of the fee table.

Response:

The Fund supplementally confirms that a Subsidiary’s management fee (including any performance fee), if any, will be included in the “Management Fee” line item, and the Subsidiary’s expenses will be included in the “Other Expenses” line item in the Fund’s fee table. It is not anticipated that a Subsidiary will charge a management fee (including any performance fee).

d.        Confirm that the Subsidiaries and their boards of directors will agree to inspection by the staff of the Subsidiaries’ books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response:

The Fund supplementally confirms that each Subsidiary and its board of directors, if applicable, will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

e.        If any Subsidiaries will be foreign entities, confirm that such Subsidiaries and their boards of directors will agree to designate an agent for service of process in the United States.

Response:

The Fund supplementally confirms that if a Subsidiary is a foreign corporation, the Subsidiary and its board of directors, if applicable, will agree to designate an agent for service of process in the United States.

Additional Information — Derivative Actions/Exclusive Forum

28.                      On page 85, the last sentence of the second paragraph states that the Declaration of Trust provides that the “foregoing provisions” will not apply to claims brought under the federal securities laws. Inasmuch as three paragraphs of disclosure precede this sentence, please clarify with greater specificity the “foregoing provisions” that do not apply to claims brought under the federal securities laws.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

29.                      On page 1, disclosure states that the Fund may not concentrate in a particular industry or group of industries. Please note that staff believes that asset-backed securities can not be excluded from this concentration policy because concentrated investments in asset-backed securities can expose investors to risks common to one industry. Staff takes the position that every investment, other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) is an investment in some industry or group of industries. Accordingly, a fund must determine which industry classification(s) reasonably applies with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider the nature of an asset-backed security’s underlying receivables (e.g., auto loans, aircraft leases etc.) to determine its industry classification for purposes of its concentration policy. A fund could also reasonably choose to classify its non-mortgage related asset-backed investments in a single industry for concentration purposes.

Response:

The Fund respectfully acknowledges the Staff’s comment and will consider the nature of an asset-backed security’s underlying receivable to determine its industry classification for purposes of its concentration policy.

PART C – OTHER INFORMATION

Item 25. Financial Statements and Exhibits

30.                      Please revise the last sentence of Section 10.2 of the Declaration of Trust (filed as exhibit (a)(1)) to add “Except as to duties (including state law fiduciary duties of loyalty and care) and liabilities with respect to matters arising under the federal securities laws,” at the start of such sentence.

Response:

The requested language has been added to the Fund’s Amended and Restated Agreement and Declaration of Trust and filed as an exhibit to the Amendment.

31.                      Section 4.3 of the Bylaws (filed as exhibit (b)) states that, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present. Please revise Section 4.3 to clarify that broker non-votes cannot always be treated as present for quorum purposes. See e.g., NYSE Rule 452.10, which allows brokers to vote only on certain types of matters if the beneficial owner of the stock has not provided voting instructions to the broker.

Response:

The Fund respectfully submits that the standard applicable in NYSE Rule 452.10, which allows brokers to vote only on certain types of matters if the beneficial owner of the stock has not provided voting instructions to the broker, has no authority over applicable Delaware law relating to quorum requirements.

The Fund has revised Section 4.3 of its Bylaws, as indicated by the bold underlined text below:

“To the fullest extent permitted by law, at any meeting of Shareholders, the Trust will consider broker non-votes as present for purposes of determining whether a quorum is present at the meeting. Broker non-votes will not count as votes cast.”

32.                      Please confirm to us that the Opinion of Counsel to be filed as Exhibit (l) will be consistent with Staff Legal Bulletin 19.

Response:

The Fund confirms that the Opinion of Counsel has been filed as Exhibit (l) consistent with Staff Legal Bulletin 19.

Item 34. Undertakings

33                       If the Fund will rely on Rule 430A under the Securities Act, please include undertaking 34.4 of Form N-2.

Response:

The Fund confirms that it will add the undertaking set forth in Item 34.4 of the Form N-2 instructions in the event that it relies on Rule 430A under the Securities Act.

34.                      Please include undertaking 34.6 of Form N-2. See Rule 484 under the Securities Act.

Response:

The Fund has revised the disclosure in Part C of the Registration Statement in response to this request.

Signature Page

35.                      The Registration Statement is signed by a single trustee. Please ensure that a pre-effective amendment to this Registration Statement is signed by all persons required by Section 6(a) of the Securities Act, including a majority of the Trustees. Please also file as exhibits any powers of attorney that are used to sign the signature page. See Rule 483(b) under the Securities Act.

Response:

The Fund confirms that the Amendment or any other pre-effective amendment to the Registration Statement has been signed by all persons required by Section 6(a) of the Securities Act, including a majority of the Trustees. The Fund also confirms that it has filed as exhibits any powers of attorney that have been used to sign the signature page.

GENERAL COMMENTS

36.                      We note that many portions of your filing are incomplete or to be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response:

The Fund acknowledges the Staff’s comment.

37.                      If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response:

The Fund does not intend to omit certain information from the Prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A. The Fund confirms that, in the event information is omitted in reliance on Rule 430A, it will identify for the Staff any such omitted information.

38.                      Please advise us if you have submitted or expect to submit any exemptive applications, other than the application for co-investment relief, or no-action requests in connection with your Registration Statement.

Response:

The Fund has not submitted nor does it expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

39.                      Responses to this letter should be in the form of a pre-effective amendment filed by the Fund pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:

The Fund acknowledges the Staff’s comment and is filing this response letter, along with the Amendment, further to such comment.

* * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 (or by email at pamela.chen@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Pamela Poland Chen, Esq.
Pamela Poland Chen

cc:	Nicole M. Runyan, P.C
Jason Monfort, Esq.